

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 23, 2016

Via E-mail
Christopher G. Stavros
Senior Vice President and Chief Financial Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed, May 5, 2016**
> **Form 8-K**
> **Filed May 5, 2016**
> **File No. 001-09210**

Dear Mr. Stavros:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Oil and Gas Segment, page 14

United States Assets, Permian Basin, page 15

1. You disclose that you have over 8,500 drilling location in your horizontal inventory. Expand this disclosure to clarify the nature of these locations, including whether they are

individual, specifically identified drilling locations and the extent to which they represent proved or unproved locations.

Form 8-K Filed May 5, 2016

2. The discussion of quarterly results appearing on pages two and three of the earnings release provided under Exhibit 99.1 is based on non-GAAP "core earnings", and does not include a corresponding presentation and discussion of GAAP results. This is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular C&DI 102.10. Please review this guidance when preparing your next earnings release.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 23

3. We note that cash used for capital expenditures plus dividends exceeded cash flow from operations for the year ended December 31, 2015 and for the quarter ended March 31, 2016, despite significant reductions in capital expenditures in response to the current commodity price environment. We also note that restricted cash, which had been used to fund dividends in recent periods, had been fully utilized as of March 31, 2016. Expand your discussion under this section to describe the impact of these trends on your cash management decisions, including with respect to the payment of dividends. See Section IV of SEC Release 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Senior Staff Accountant, at 202-551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at 202-551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources